January 14, 2015

VIA EDGAR

Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Esq.

Re:	Vonage Holdings Corp. (the “Company”)
Form 10-K for Fiscal year Ended December 31, 2013
Filed February 13, 2014
File No. 001-32887

Ladies and Gentlemen:
On behalf of Vonage Holdings Corp. (the “Company”), set forth below are the comments contained in your December 17, 2014 letter with respect to the above-captioned filing, together with the responses of the Company to each comment.
Consolidated Statements of Income, page F-5

1.
We note from your disclosure on page 30 that compensation and benefit costs for all employees are included within selling, general and administrative expense. This includes salaries related to network operations discussed on page 4. Compensation and benefit costs incurred to generate revenue should not be included within selling, general and administrative expenses. As such, please tell us why you have not included these costs in direct cost of telephony services.

The Company includes salaries related to network operations within selling, general and administrative expense, rather than in direct cost of telephony services, because our network operations employees do not perform functions that are solely revenue generating. Our network operations employees perform multiple functions that may have both non-revenue and revenue generating aspects, making an allocation of these costs difficult. As these indirect costs have not been directly allocable to revenue, the Company has, since its initial public offering, included such indirect costs in selling, general and administrative expenses. The Company believes that its existing presentation of direct costs of telephony services is consistent with the way that our investors analyze our business. In addition, in order to account for the fact that we include all compensation and benefits costs in selling, general and administrative expenses, the Company presents an unclassified income statement. On the face of the income statement, the caption related to cost of telephony services is labeled “direct cost of telephony services” and is accompanied by footnote discussion that is intended to clearly disclose that our presentation of direct cost of telephony services excludes indirect costs such as depreciation and amortization, payroll, and facilities costs and may not be comparable to other similar companies.
Note 1. Basis of Presentation and Significant Accounting Policies, page F-9
Significant Accounting Policies, page F-9
Development Expenses, page F-10

2.
We note that your accounting policy for development expenses is considered significant. Please tell us how you considered the disclosure requirements of ASC 730-10-50-1 and Rule 5-03(b)(3) of Regulation S-X.

To date, our total research and development costs have been immaterial to the Company, with total annual costs for 2011, 2012 and 2013 ranging between $4 million to $6 million. Due to the immaterial nature of the total research and development costs, we determined, under ASC 730-10-50-1 and Rule 5-03(b)(3) of Regulation S-X , to include these expenses in selling, general and administrative expenses and have not reported these expenses under a separate caption in the income statement. In future filings, we will ensure that our disclosure makes clear that these amounts are immaterial. To the extent that total research and development costs become material in the future, we will expand our disclosure and reporting as appropriate. The Company includes disclosure about our accounting for development expenses in Note 1. Basis of Presentation and Significant Accounting Policies only to provide clarity to the reader. We believe our treatment of development expenses may be of significance to investors, despite the fact that these expenses are not currently material to the Company. As indicated in Note 1. Basis of Presentation and Significant Accounting Policies, due to the short time period between achieving technological feasibility and product release, and the insignificant amount of costs incurred during such periods, we have not capitalized any software development, and rather have expensed these costs as incurred.

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732.444.6723.
Sincerely,
VONAGE HOLDINGS CORP.

By: __/s/ David T. Pearson___
David T. Pearson
Chief Financial Officer

cc:	Mr. Alan Masarek
Kurt M. Rogers, Esq.